
July 16, 2014

<u>Via E-mail</u>
Jeff W. Sheets
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

        Re: **ConocoPhillips**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 25, 2014
                Form 10-Q for the Quarterly Period Ended March 31, 2014
                Filed May 6, 2014
                Response dated June 12, 2014
                File No. 1-32395

Dear Mr. Lance:

      We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Business and Properties, page 1</u>

<u>Facilities, page 9</u>

<u>Golden Pass LNG Terminal, page 9</u>

1.   We note your response to prior comment one from our letter dated May 22, 2014. Please provide the following additional information:

- The equity income (loss) from each of the separate entities, for each fiscal year since May 2011, and;
- The amount of the investment in each entity on your consolidated balance sheet as of December 31, 2013 and 2012.

2. Regarding your investment in QG3, clarify the following items for us:

- Whether the income you earn is due to your 30% interest in the JV or from your purchase and resale of LNG produced by QG3. As part of your response to this item, explain your role in the current flow of LNG to European and Asian markets;
- How you are able to buy QG3 LNG and sell it in Europe or Asia if Golden Pass is the primary receiving terminal under the sales agreement, and;
- Whether the amount of LNG you are required to purchase from QG3 is equal to the production capacity of that facility, and further explain the interdependent relationship between QG3 and QG4.

3. As it relates to your investment in the Golden Pass Terminal and Pipeline, please address the following items:

- Explain the extent to which you are contracted to take-or-pay commitment(s) (or similar commitments) for the use of the facilities, and indicate the amounts, by year, of any such payments made to date;
- Clarify whether QP3 is required to reimburse you for costs incurred at Golden Pass Terminal or Pipeline, and if so, tell us the nature and amount of all such reimbursements by year. Explain the extent to which such reimbursements correspond to any take-or-pay commitments. Also, explain whether such reimbursements are sufficient to recover all future operating costs as well the capitalized amounts of your investments;
- Explain the nature and amount of costs you have incurred to date (for each fiscal year);
- Explain what capacity, if any, the facilities have been utilized since commercially operational in May 2011, and;
- Clarify why the ownership of the Golden Pass entities is different than the ownership of QG3.

Oil and Gas Operations (Unaudited), page 138

Capitalized Costs, page 160

4. Your response to prior comment four from our letter dated May 22, 2014 indicates that the net capitalized costs of your Canadian operations include unproved properties of approximately $1.2 billion. Excluding this amount, the net capitalized costs of your Canadian Operations is $9.9 billion, which exceeds the undiscounted future net cash

flows of your Canadian operations by $5.3 billion. Your response explains that this remaining difference is due to 1) reserves included in the impairment analysis and not in the standardized measure, 2) difference in prices used to calculate standardized measure and impairment, and 3) dismantlement activities. Please quantify the impact each of these factors has on the reconciliation between capitalized costs and the standardized measure of discounted future net cash flows, including. As part of your response, quantify, and explain your support for, any reserve volumes included in the impairment analysis and not in the standardized measure calculation. Additionally, clarify the prices used in your impairment testing.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Capital Resources and Liquidity, page 42

Significant Sources of Capital, page 42

5.   In your response to comment five, you explain that the disclosure in your 2014 first quarter Form 10-Q, when read in conjunction with the related disclosures provided in our 2013 Form 10-K, provides the reader with information relevant for an understanding of the extent to which such distribution is indicative of future changes in your financial condition. However, it is not clear to us how existing disclosure provides information necessary for an understanding of the extent to which the distribution received during the first quarter of 2014 is indicative of future distributions and resulting changes in your financial condition. Further explain to us why you believe your existing disclosure provides this information, or revise your disclosure to include it.

Closing Comments

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Brad Skinner, Sr. Assistant Chief Accountant, at (202) 551-3489 or me at (202) 551-3740 if you have questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director